UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 7)

Under the Securities Exchange Act of 1934

Hills Bancorporation
(Name of Issuer)

Common Stock, $0 par value per share
(Title of Class of Securities)

431643105
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 431643105

1	NAMES OF REPORTING PERSONS: Hills Bank and Trust Company Employee Stock Ownership Plan and Trust
IRS Identification Nos. of above persons (entities only).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0
	6	SHARED VOTING POWER

801,147 (1)
	7	SOLE DISPOTIVE POWER

0
	8	SHARED DISPOTIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

801,147
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.58% (2)
12	TYPE OF REPORTING PERSON

EP

(1)
Consists of shares allocated to the accounts of ESOP participants. These allocated shares are voted in accordance with the instructions of the individual ESOP participants. In the absence of instruction by an individual participant, that participant’s shares are voted by the ESOP trustees in the same proportion as voting instructions received from ESOP participants.

(2)	Based on 9,336,441 shares outstanding as of December 31, 2018.

Item 1.    (a)    Name of Issuer:

Hills Bancorporation

(b)    Address of Issuer’s Principal Executive Offices:

131 Main Street
Hills, IA 52235

Item 2.    (a)    Name of Person Filing:

Hills Bank and Trust Company Employee Stock Ownership Plan and Trust

(b)    Address of Principal Business Office:

Same as Item 1(b)

(c)    Citizenship:

State of Iowa

(d)    Title of Class of Securities:

Common Stock, no par value per share

(e)    CUSIP Number:

431643105

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f)    Any employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

Items (a), (b), (c), (d), (e), (g), (h), (i), (j) and (k) are not applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a) filing under the Item 3(f) classification.

Item 4.    Ownership.

(a)	Amount beneficially owned: See Row 9 of the cover page.

(b)	Percent of class: See Row 11 of the cover page.

(c)	Number of shares as to which such person has: See Rows 5, 6, 7 and 8 of the cover page.

Item 5.    Ownership of Five Percent of Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Participants in the ESOP receive dividends on the shares that have been allocated to their respective accounts and may also direct the disposition of such shares under certain circumstances. The ESOP Committee of the Board of Directors of Hills Bank and Trust Company has the power to determine whether dividends on unallocated shares that are paid to the ESOP are distributed to participants, are used to repay the ESOP loan or other ESOP expenses, or are otherwise invested. There are currently no unallocated shares held by the ESOP Trust.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

HILLS BANK AND TRUST COMPANY
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

By:    HILLS BANK AND TRUST COMPANY,
AS ADMINISTRATOR AND TRUSTEE

By:    /s/ Dwight O. Seegmiller
Dwight O. Seegmiller, President